FSI LOW BETA ABSOLUTE RETURN FUND
Dividend Reinvestment Plan

This Dividend Reinvestment Plan (the “Plan”) provides holders of units of beneficial interest (the “Units”) of FSI Low Beta Absolute Return Fund (the “Fund”) enrolled in the Plan (the “Participants”) with a convenient method of purchasing additional Units of the Fund by automatically reinvesting all or a portion of cash dividends in Units. Each holder of Units (a “Unitholder”) is advised as follows:

1. Enrollment of Participants. A Unitholder automatically participates in the Plan. A Unitholder whose Units are registered in the name of a nominee (such as an intermediary firm through which the Unitholder acquired Units (an “Intermediary”)) must contact the nominee regarding the Unitholder’s status under the Plan.

2. The Plan Administrator. Ultimus Fund Solutions, LLC (the “Administrator”) acts as administrator for each Participant. The Administrator will open an account for each Participant under the Plan in the same name as the one in which the Participant’s outstanding Units are registered.

3. Distributions. Each Fund will declare all income dividends and/or capital gains distributions (collectively, “Distributions”) attributable to a Class to be payable in Units unless, as discussed below, a Unitholder elects to be paid in cash. Unless a Unitholder elects to receive a Distribution in cash, the Distribution will be reinvested in full and fractional Units as calculated using the net asset value (“NAV”) per Unit next determined on the payable date of such Distribution.

4. Withdrawing from the Plan. A Participant may terminate its participation in the Plan at any time by sending a written notice to the Administrator, who, upon receipt of such notice, will cause the Participant to receive both income dividends and capital gain distributions, if any, in cash. A Participant holding Units through an Intermediary may elect to receive cash by notifying the Intermediary (who should be directed to inform the Fund). A Unitholder is free to change this election at any time. If, however, a Unitholder requests to change its election within 90 days prior to a distribution, the request will be effective only with respect to distributions after the 90 day period.

5. Recordkeeping. The Administrator will reflect each Participant’s Units acquired pursuant to the Plan together with the Units of other unitholders of the Fund acquired pursuant to the Plan in noncertificated form. Each Participant will be sent a confirmation by the Administrator of each acquisition made for its account as soon as practicable, but not later than 60 days after the date thereof. Distributions on fractional Units will be credited to each Participant’s account to three decimal places. In the event of termination of a Participant’s account under the Plan, the Administrator will adjust for any such undivided fractional interest in cash at the NAV of Units at the time of termination.

Any Unit Distributions or split units distributed by the Fund on Units held by the Administrator for Participants will be credited to their accounts.

6. Fees. The Administrator’s service fee for handling Distributions will be paid by the Fund.

7. Income tax. Unitholders who receive distributions in the form of Units will be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions. Dividends and other taxable distributions are taxable to Unitholders even though they are reinvested in additional Units. A Unitholder that receive Units pursuant to a Distribution generally has a tax basis in such Units equal to the amount of cash that would have been received instead of Units and a holding period in such Units that begins on the Business Day following the payment date for the distribution.
8. Termination of the Plan. The Plan may be terminated by the Fund at any time upon written notice to the Participants.

9. Amendment of the Plan. These terms and conditions may be amended by the Fund at any time or times but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority, only by sending written notice to the Participants at least 30 days prior to the effective date thereof.

10. Applicable Law. These terms and conditions shall be governed by the laws of the State of Delaware.

Questions regarding the Plan should be directed to the Fund’s transfer agent at 1-877-379-7380 or by mail as follows:

Regular Mail:	Overnight Delivery:

FSI Low Beta Absolute Return Fund	FSI Low Beta Absolute Return Fund
PO Box 46707	c/o Ultimus Fund Solutions, LLC
Cincinnati, OH 45246	225 Pictoria Dr, Suite 450
Cincinnati, OH 45246